UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On November 5, 2025, JX Luxventure Group Inc. (the “Company”) announced our unaudited financial results for 6 months ended on June 30, 2025. The Company’s unaudited interim condensed financial statements for the six months ended June 30, 2025 and 2024 are set forth below. On November 5, 2025, the Company issued a press release of the 6 months report furnished herewith as Exhibit 99.1.

	As of
	June 30, 2025 USD	December 31, 2024 USD
Non-current assets
Property, plant and equipment-net	1,953,137	2,128,316
Intangible assets	13,798,258	15,933,010
Right of use assets	8,111	11,868
	15,759,506	18,073,194
Current assets
Trade receivables	26	102
Other receivables and prepayments	15,532,558	10,429,962
Cash and cash equivalents	225,489	1,184,456
	15,758,073	11,614,520
Total assets	31,517,579	29,687,714

Current liabilities
Short term bank loan	1,506,973	1,643,993
Note payable – related party	2,120,000	-
Trade and other payables	1,850,572	2,612,191
Income tax payable	733,656	733,666
Due to related parties	1,330,561	3,783,415
Advance from customer	3,873	-
Lease liabilities – current portion	7,577	7,477
	7,553,212	8,780,742
Non-current liabilities
Lease liabilities – non-current portion	641	4,463
Total non-current liabilities	641	4,463
Total liabilities	7,553,853	8,785,205

Equity
Share capital	524	225
Series A equity interest with preferential rights	1,240,000	1,240,000
Series C equity interest with preferential rights	1,500,000	1,500,000
Series D equity interest with preferential rights	3,120,000	3,120,000
Series E equity interest with preferential rights	-	2,152,500
Series F equity interest with preferential rights	1,140,000	-
Share premium	81,352,093	78,959,892
Other reserve	6,269,108	6,269,108
Accumulated deficit	(69,615,782)	(71,333,904)
Foreign currency translation reserve	(1,042,177)	(1,005,285)
Shareholders’ equity	23,963,766	20,902,536

Non-controlling interests	(40)	(27)
Total equity	23,963,726	20,902,509
Total liabilities and equity	31,517,579	29,687,714

	For the six months ended
	June 30, 2025 USD	June 30, 2024 USD

Revenue	25,178,767	28,183,431
Cost of sales	(20,702,206)	(23,831,263)
Gross profit	4,476,561	4,352,168

Other income	2,291	87,626
Other losses	(28,460)	(504)
Distribution and selling expenses	(1,731,061)	(1,084)
Administrative expenses	(981,106)	(1,539,455)
Profit from operations	1,738,225	2,898,751

Finance costs	(20,115)	(2,133)

Profit before tax	1,718,110	2,896,618

Income tax expense	-	-

Profit for the period	1,718,110	2,896,618

Non-controlling interest	12	-
Profit attributed to shareholders	1,718,122	2,896,618
Other comprehensive loss
- currency translation differences	(36,892)	(538,553)
Total comprehensive income for the period	1,681,230	2,358,065

Profit per share of common stock attributable to the Company
- Basic	0.47	1.91
- Diluted	0.33	1.82
Weighted average shares outstanding:
- Basic	3,663,880	1,515,809
- Diluted	5,164,630	1,591,559

	For the six months ended
	June 30, 2025 USD	June 30, 2024 USD
OPERATING ACTIVITIES
Profit for the period	1,718,110	2,896,618
Adjustments for:
Finance cost	20,115	2,133
Interest income	(56)	(348)
Depreciation of property, plant and equipment & investment property	130,981	735
Amortization of intangible assets	2,148,305	511,495
Amortization of right of use assets	18,682	-
Loss on disposal of property, plant and equipment	28,460	-
Operating cash flows before movements in working capital	3,902,183	3,410,633

(Increase)/Decrease in trade and other receivables	(5,137,245)	9,018,078
Decrease in trade and other payables	(773,310)	(1,959,507)
Increase/(Decrease) in income tax payable	11,770	(3,038)
NET CASH (USED IN)/FROM OPERATING ACTIVITIES	(1,834,188)	10,466,166

INVESTING ACTIVITIES
Interest received	56	348
Proceeds on disposal of property, plant and equipment	19,028	-
Purchase of property, plant and equipment	-	(87,215)
Purchase of intangible assets	-	(11,822,592)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	19,084	(11,909,459)

FINANCING ACTIVITIES
Proceeds on new bank loans	1,516,696	623,701
Repayment of bank loans	(1,654,578)	-
Interest paid	(20,115)	(2,133)
Advance from related party	1,049,998	1,332,034
Repayment of lease liability	(18,645)	-
NET CASH FROM FINANCING ACTIVITIES	873,356	1,953,602

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(941,748)	510,309
Effects of foreign currency translation	(17,219)	(40,569)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,184,456	407,311
CASH AND CASH EQUIVALENTS AT END OF PERIOD	225,489	877,051

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer